UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ROYAL DUTCH SHELL PLC UPDATES ON STRATEGY TO IMPROVE PERFORMANCE AND TO GROW
The Hague, 16th March 2010
• Shell today said it was entering a new period of growth, and outlined plans to sharpen up performance and reduce costs.
• Upstream production is expected to reach 3.5 million barrels of oil equivalent per day (mboe/d) in 2012, an increase of 11% from 2009.
• In addition, the company is assessing over 35 new projects from some 8 billion barrels of oil equivalent resources (boe), which should underpin Upstream growth to 2020.
• Downstream continues to focus on profitability, with plans to exit 15% of refining capacity and 35% of retail markets, and growth investment to enhance the quality of manufacturing and marketing portfolios.
• As new projects come on stream, the company expects cash flow from operations will increase by around 50% from 2009 to 2012 in a $60/bbl oil price world, and by over 80% with $80/bbl oil prices.

CEO Peter Voser commented: "These are exciting times for Shell. We are poised to deliver a new wave of financial and production growth. We are making substantial investments in new projects to drive Shell’s financial performance going forward. Shell should be in a surplus cash flow position in 2012, after capital investment and dividend payments, assuming $60 oil prices and a more normal environment for natural gas prices and downstream.”
Voser continued: "We are moving into a delivery window across the next five years, and beyond that, we have a tremendous opportunity set for the 2015-2020 timeframe. We will put the emphasis on financial performance - cash generation and returns.
Upstream, we have built up strong foundations in activities like gas-to-liquids
(GTL), oil sands and liquefied natural gas (LNG). Looking out to 2020, I expect
Shell’s exploration to underpin new upstream growth, especially in North America and Australia, with additional barrels from development-led projects.
Downstream, we are making substantial investments in new refining and petrochemicals capacity. Once these projects are on stream, I expect the downstream growth emphasis will switch to further strengthening our marketing for the next several years."

Peter Voser mapped out three distinct layers for Shell’s strategy development:
nearer-term performance focus, medium-term growth delivery, and maturing next generation project options.

PERFORMANCE FOCUS
• Continuous improvements in operating performance, with an emphasis on safety, asset performance and operating costs, including firm plans for $1 billion of cost savings in 2010, and staff reduction of some 2,000 positions by end-2011.
• Asset sales of $1-3 billion/year as Shell exits from non-core positions across the company.
• New initiatives expected to improve on Shell’s industry-leading Downstream by focusing on the most profitable positions and growth potential. Shell has plans to exit from 15% of its world-wide refining capacity, 35% of the company’s current retail markets, and is taking steps to further improve its chemicals assets.

GROWTH DELIVERY
• Shell has some 11 billion boe of new oil & gas resources under construction, and selective downstream growth opportunities. This is one of the most ambitious investment programmes in the industry.
• Net capital investment is expected to be $25-$27 billion/year for 2011-14, with up to $3 billion/year of asset sales, and $25-$30 billion/year of organic investment. Annual spending will be driven by the timing of investment decisions and the near-term macro outlook as Shell invests for long-term growth.
• Cash flow from operations excluding net working capital movements was $24 billion in 2009. Shell expects cash flow to grow by around 50% from 2009-2012 assuming a $60 oil price and a more normal environment for natural gas prices and downstream margins. In an $80 world, 2012 cash flow should be at least 80%
higher than 2009 levels.
• Downstream, Shell is adding new chemicals capacity in Singapore and refining capacity in the US, and making selective growth investment in marketing.
• Oil & gas production is expected to average 3.5 million boe/d in 2012, compared to 3.15 million boe/d in 2009, an increase of 11%, in line with previous guidance of 2-3% average annual growth rates, and with confidence in further growth beyond 2012.
• As a result of its growth investment, Shell made proved reserves additions of
3.4 billion boe in 2009. With 2009 production of 1.2 billion boe, this resulted in a Reserve Replacement Ratio of 288%, and a total proved reserves to production ratio of ~12 years.

MATURING NEXT GENERATION PROJECT OPTIONS
• Shell has built up a substantial portfolio of options for the next wave of growth in the company. This portfolio has been designed to capture price upside, and minimize the company’s exposure to industry challenges from cost inflation and political risk.
• Exploration delivered 2.4 billion boe of new resources in 2009, including new barrels in the Gulf of Mexico, North America tight gas, and Australia. This was the best year for exploration in a decade.
• In North America, Shell has made great progress with tight gas, adding 8 trillion cubic feet equivalent (tcfe) of resources in 2009, bringing the company’s total to 21 tcfe (3.7 billion boe). Tight gas production increased by over 60% in 2009 to 110,000 boe/d, with potential for >400,000 boe/d from today’s portfolio.
• In the Gulf of Mexico, the company has established at least three new production hubs, at Vito, Stones and in the Mars area, with >150,000 boe/d production potential for Shell.
• Australia should underpin Shell’s next tranche of LNG developments, within a world-wide options set for a possible further 10 million tonnes per year (mtpa)
of capacity by 2020, which could take Shell’s total capacity to ~35 mtpa.
• In Canada, we retain options for further heavy oil expansion, with the nearer-term priority on improving operating efficiency and facilities debottlenecking.
• Shell’s pre-FID option set for fields that could come on stream by 2020 has reached 8 billion boe of resources, with over 35 substantial new projects that can sustain growth to 2020.

DIVIDEND
Shell has revisited its payout policy, in line with major competitors and market trends. Shell aims to grow the dividend in US dollars through time in line with its view of the underlying business earnings and cash flow of the group. In addition, the company intends to introduce a scrip dividend option, subject to approvals at the next AGM, so that investors can opt to receive new shares rather than cash dividends. These changes will enhance both Shell’s financial flexibility, and the potential for the dividend payout to be more closely linked to Shell’s profitability. The dividend for Q1 2010 is expected to be
$0.42/share, and is expected to be unchanged from 2009 to 2010.

OUTLOOK
Commenting on the growth outlook, Voser said: “Our 2009 earnings were sharply reduced by the recession, despite Shell's self-help programmes and $2 billion of cost savings. Although oil companies have been cushioned from the recession by
OPEC's action on quotas and oil prices, Shell has been disadvantaged recently, due to our higher exposure to refining and natural gas, where margins are hard-wired to the economy. This has come in a period where our spending is at historically-high levels, as we invest for medium-term growth.
Near-term pressures on downstream and gas margins remain. However, the medium-term upstream fundamentals are robust, we expect oil to trade typically in a $50-$90 range, and to trend to the upside. In natural gas, cleanest of all fossil fuels, the medium term fundamentals are also attractive for Shell.
However, the global refining industry may be in over-supply for some time.
Shell's strategy is centred on strong operating performance and sustained investment for organic growth. That strategy is robust, despite the difficult economic environment. But the company had become too complicated and slower to respond than we’d like.
So we are sharpening up.
The priorities are for a more competitive performance, for growth, and for sharper delivery of strategy. We have more to do to drive out cost and improve the operating performance in the company.”
Voser concluded: “We have come a long way in 2009, and I see tremendous opportunities for Shell in the future.”

SUPPLEMENT: RESERVES UPDATE
In 2009 the United States Securities and Exchange Commission modernized their oil and gas regulations.  Most significantly, the new rules allow synthetic crude oil reserves to now be considered oil and gas reserves.  Previously synthetic crude oil reserves were permitted to be disclosed only as proven minable oil sands reserves.  In 2009 we had a record year in adding proved oil
and gas reserves.   Excluding previously disclosed proven minable oil sands
reserves, we added 3,420 million barrels of oil equivalent (boe) proved oil and gas reserves in 2009.  With 2009 production of 1,187 million boe, our Reserve
Replacement Ratio (RRR) was 288%.
On an SEC basis, Shell added 4,417 million boe of proved oil and gas reserves before production, of which 3,632 million boe comes from Shell subsidiaries and
785 million boe is associated with the Shell share of equity accounted investments. Included in the 4,417 million boe is 1,630 million boe of synthetic crude oil reserves. Last year, we had reported 997 million boe of proven minable oil sands reserves as of December 31, 2008. As a result of the SEC rule changes these proven minable oil sands reserves have been converted to synthetic crude oil proved reserves and are included in the 1,630 million boe. Accordingly we will no longer be reporting proven minable oil sands reserves. The increase of
4,417 million boe of proved oil and gas reserves also includes approximately 270 million boe associated with other SEC changes in proved reserves reporting.
Furthermore, for the first time we have included 599 million boe proved reserves associated with future production that will be consumed in operations (for example, as fuel gas). Finally, the total additions reflect a net positive impact from commodity price changes of approximately 260 million boe proved reserves.
Reserves additions in 2009 include additions from new fields in the Gorgon LNG project in Australia, deepwater developments in the Gulf of Mexico (Perdido and
Auger), the BC-10 offshore project in Brazil and an extension to the Muskeg
River synthetic oil project in Canada.
Proved reserves additions were also made across the global Shell portfolio including Nigeria, Netherlands, Qatar, Kazakhstan, China, Malaysia and Russia.
At end 2009, net proved reserves attributable to Shell shareholder were 14.1 billion boe, an increase of 2.2 billion boe from end-2008, including synthetic crude oil, and after taking into account 2009 production. As a consequence,
Shell’s reserves to production ratio has increased from 10.0 years at end 2008 to 11.9 years at end-2009.
Further information is provided in our Annual Report and 20F, which has been filed today.

Shell Investor Relations:
Den Haag              Tjerk Huysinga  +31 70 377 3996 / +44 207 934 3856
Houston   Harold Hatchett  +1 713 241 1019

Shell Media Relations:

International, US, UK Press              +44 20 7934 3600
The Netherlands and European Press             +31 70 377 8750

DEFINITIONS AND CAUTIONARY NOTE
Reserves: Our use of the term “reserves” in this presentation means SEC proved oil and gas reserves for all 2009 data, and includes both SEC proved oil and gas reserves and SEC proven mining reserves for 2007 and 2008 data.
Resources:  Our use of the term “resources” in this presentation includes quantities of oil and gas not yet classified as SEC proved oil and gas reserves or SEC proven mining reserves.  Resources are consistent with the Society of
Petroleum Engineers 2P and 2C definitions.
Organic: Our use of the term Organic includes SEC proved oil and gas reserves and SEC proven mining reserves (for 2007 and 2008) excluding changes resulting from acquisitions, divestments and year-end pricing impact.
To facilitate a better understanding of underlying business performance, the financial results are also presented on an estimated current cost of supplies
(CCS) basis as applied for the Oil Products and Chemicals segment earnings.
Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Royal
Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this presentation “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this presentation refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this presentation, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
 This presentation contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this presentation, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended 31 December, 2009
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this presentation, 16 March 2010. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this presentation. There can be no assurance that dividend payments will match or exceed those set out in this presentation in the future, or that they will be made at all.
 The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this presentation, such as resources and oil in place, that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website
www.sec.gov. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 16 March 2010	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary